Filed pursuant to Rule 424(b)(1)
                                                    Registration No. 333-109928

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PROSPECTUS
----------

                                 123,172 SHARES


                   COMTECH TELECOMMUNICATIONS CORP (GRAPHICS)


                                  COMMON STOCK
                                  ------------



         This prospectus covers 123,172 shares of our common stock that may be offered and sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We will bear the costs relating to the registration of the shares of common stock, which we estimate will be approximately $28,000.

         The selling stockholders may offer their shares through public or private transactions on or off the Nasdaq National Market at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters or through a combination of these methods. The selling stockholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

         Our common stock is traded on the Nasdaq National Market under the symbol CMTL. On November 19, 2003, the closing sale price of our common stock was $29.68 per share.


                          -----------------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                          -----------------------------



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------

                The date of this prospectus is November 19, 2003

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


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

THE COMPANY..................................................................1
THE OFFERING.................................................................2
RISK FACTORS.................................................................3
FORWARD-LOOKING STATEMENTS..................................................10
USE OF PROCEEDS.............................................................10
SELLING STOCKHOLDERS........................................................11
PLAN OF DISTRIBUTION........................................................12
LEGAL MATTERS...............................................................13
EXPERTS.....................................................................13
WHERE YOU CAN FIND MORE INFORMATION.........................................14


              ----------------------------------------------------

         You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.

         Unless the context otherwise indicates, the terms "Comtech," "we" and "our company" mean Comtech Telecommunications Corp. and Comtech's subsidiaries. All share and per share information has been adjusted to reflect the 3-for-2 stock split that occurred on July 14, 2003.

                                   THE COMPANY

         We design, develop, produce and market innovative products, systems and services for advanced communications solutions. We offer niche product lines where we believe we have technological, engineering, systems design or other expertise that differentiate our product offerings. We believe we are leaders in the market segments that we serve.

         We conduct our business through three complementary business segments: telecommunications transmission, mobile data communications and RF microwave amplifiers:

         Our TELECOMMUNICATIONS TRANSMISSION segment, which is our largest business segment, provides sophisticated equipment and systems for satellite, over-the-horizon microwave and wireless line-of-sight telecommunications systems. Our telecommunications transmission products are used in a wide variety of commercial and defense applications including the transmission of voice, video and data over the Internet (such as voice over Internet Protocol and broadband video), long distance telephone, broadcast, cable and highly secure defense applications.

         Our MOBILE DATA COMMUNICATIONS segment provides satellite-based mobile tracking and messaging services and mobile satellite transceivers primarily for defense applications, including logistics, support and battlefield command and control. Our system provides location, tracking and near real-time messaging with mobile assets. These services are provided through leased satellite capacity, utilizing our network, mobile transceivers and satellite earth station gateways. Our system and mobile transceivers can be used on a variety of vehicles, including trucks, jeeps, tanks and helicopters and allow communication globally using the L-Band satellite frequency.

         Our RF MICROWAVE AMPLIFIER segment designs, manufactures and markets solid-state high power, broadband RF microwave amplifier products. Our amplifiers reproduce signals with greater power, current or voltage amplitude and are extremely complex and critical to the performance of the systems into which they are incorporated. We sell our amplifiers to domestic and foreign commercial and government users. We believe we are one of the largest independent companies designing, developing, manufacturing and marketing solid-state high power, broadband amplifiers in the microwave and RF spectrums.

              ----------------------------------------------------

         Our principal executive offices are located at 105 Baylis Road, Melville, New York 11747. The headquarters' telephone number is (631) 777-8900. Our website can be accessed at www.comtechtel.com. This internet address is provided for information purposes only and the information contained in our website does not constitute part of this prospectus. We are incorporated in the state of Delaware.

                                  THE OFFERING

Common stock offered by the selling
  stockholders..........................    123,172 shares

Offering Price..........................    All or part of the shares offered
                                            hereby may be sold from time to
                                            time by the selling stockholders.

Risk Factors............................    For a discussion of certain risks
                                            you should consider before
                                            investing in the shares, see
                                            "Risk Factors" beginning on page
                                            3.

Nasdaq National Market symbol...........    CMTL


         We have filed a registration statement with the SEC, of which this prospectus forms a part, to permit the public resale of our common stock subject to this prospectus from time to time under Rule 415 under the Securities Act. Subject to the restrictions described in this prospectus, the selling stockholders may offer our common stock being offered under this prospectus for resale from time to time. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of all or a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

                                  RISK FACTORS

         You should carefully consider the risks described below before deciding to invest in our common stock. These risks could have a material and adverse impact on our business, results of operations and financial condition. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

                          RISKS RELATED TO OUR BUSINESS

DUE TO MANY FACTORS, INCLUDING THE AMOUNT OF BUSINESS REPRESENTED BY LARGE CONTRACTS, OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST AND MAY BE VOLATILE.

         We have experienced, and will experience in the future, significant fluctuations in sales and operating results from quarter to quarter. One reason for this is that a significant portion of our business - primarily the over-the-horizon microwave systems of our telecommunications transmission business segment, a portion of our RF microwave amplifier business segment and the majority of our mobile data communications segment - is derived from a limited number of relatively large customer contracts, the timing of which cannot be predicted. While we generally recognize revenue on contracts when the products are shipped, revenue is recognized on the percentage-of-completion method when the performance of a contract will extend beyond a 12 month period. Our net sales and operating results also may vary significantly from period to period because of the following factors: product mix sold; fluctuating market demand; price competition; new product introductions by our competitors; fluctuations in foreign currency exchange rates; unexpected changes in delivery of components or subsystems; political instability; regulatory developments; and general economic conditions. Accordingly, you should not rely on period-to-period comparisons as indications of our future performance because these comparisons may not be meaningful.

OUR BUSINESS, RESULTS OF OPERATIONS, LIQUIDITY AND FINANCIAL POSITION DEPEND ON OUR ABILITY TO MAINTAIN OUR LEVEL OF GOVERNMENT BUSINESS.

         The recent slowdown in our commercial business, particularly in the telecommunications and aviation sectors, has increased our dependence on U.S. government business. Our sales to the U.S. government (including sales to prime contractors to the U.S. government) accounted for approximately 44.2%, 33.8% and 23.1% of our total net sales for the fiscal years ended 2003, 2002 and 2001, respectively. We expect such business to represent a significant portion of our revenues for the foreseeable future. U.S. government business exposes us to various risks, including:

         o    unexpected contract or project terminations or suspensions;
         o    unpredictable order placements, reductions or cancellations;
         o reductions in government funds available for our projects due to government policy changes, budget cuts and other spending priorities;
         o    penalties arising from post-award contract audits;
         o    cost audits in which the value of our contracts may be reduced;
         o higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price; and
         o unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates.

         All of our U.S. government contracts can be terminated by the U.S. government for its convenience. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S. government contracts are conditioned upon the continuing approval by Congress of the necessary spending. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the beginning of a major program, the contract may not be fully funded, and additional monies are normally committed to the contract only if, as and when appropriations are made by Congress for future fiscal years.

         The U.S. government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees.

         We obtain U.S. government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sufficient net sales to result in profitability.

ALL OF OUR BUSINESSES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE; WE MUST KEEP PACE WITH CHANGES TO COMPETE SUCCESSFULLY.

         We are engaged in businesses characterized by rapid technological change, evolving industry standards, frequent new product announcements and enhancements, and changing customer demands. The introduction of products and services embodying new technologies and the emergence of new industry standards could render our products and services obsolete or non-competitive. The technology used in our products and services evolves rapidly, and our business position depends, in large part, on the continuous refinement of our scientific and engineering expertise and the development, either through internal research and development or acquisitions, of new or enhanced products and technologies. We may not have the economic or technological resources to be successful in such efforts and we may not be able to identify and respond to technological improvements made by our competitors in a timely or cost-effective fashion. A significant technological breakthrough by others, including smaller competitors or new firms, could have a material adverse impact on our business, results of operations and financial condition.

OUR DEPENDENCE ON INTERNATIONAL SALES MAY ADVERSELY AFFECT US.

         Sales for use by international customers (including sales to prime contractors' international customers) represented approximately 39.7%, 41.2% and 46.2% of our total net sales for the fiscal years ended July 31, 2003, 2002 and 2001, respectively. Approximately 52.7% of our backlog at July 31, 2003 consisted of orders for use by foreign customers. We expect that international sales will continue to be a substantial portion of our total sales.

         These sales expose us to certain risks, including barriers to trade, fluctuations in foreign currency exchange rates (which may make our products less price competitive), political and economic instability, exposure to public health epidemics (such as Severe Acute Respiratory Syndrome ("SARS")), availability of suitable export financing, tariff regulations, and other U.S. and foreign regulations that may apply to the export of our products and the generally greater difficulties of doing business abroad. We attempt to reduce the risk of doing business in foreign countries by seeking subcontracts with large systems suppliers, contracts denominated in U.S. dollars, advance or milestone payments and irrevocable letters of credit in our favor. However, we may not be able to reduce the economic risk of doing business in foreign countries, in all instances.

         Foreign defense contracts generally contain provisions relating to termination at the convenience of the government. In addition, certain of our products and systems may require licenses from U.S. government agencies for export from the United States, and some of our products are not permitted to be exported. We cannot be sure of our ability to gain any licenses that may be required to export our products, and failure to receive required licenses could materially reduce our ability to sell our products outside the United States.

A SLOWING ECONOMY AND CONTINUED REDUCTION IN TELECOMMUNICATIONS EQUIPMENT AND SYSTEMS SPENDING MAY NEGATIVELY AFFECT OUR REVENUES, PROFITABILITY AND THE RECOVERABILITY OF OUR ASSETS, INCLUDING INTANGIBLE ASSETS.

         Since the second half of fiscal 2001, our revenues from commercial customers have been negatively affected by the uncertain economic environment both in the overall market, and more specifically in the telecommunications and aviation sectors. If the economy continues to slow, some of our customers may further reduce their budgets for spending on telecommunications equipment and systems. As a consequence, our current customers and other prospective customers may postpone, reduce or even forego the purchase of our products and systems, which could adversely affect our revenues, profitability and the recoverability of our assets, including intangible assets, particularly in our telecommunications transmission and RF microwave amplifier segments, which are exposed to the telecommunications and aviation sectors.

OUR MOBILE DATA COMMUNICATIONS BUSINESS IS SUBJECT TO RISK.

         Although fiscal 2003 sales and earnings increased significantly over prior years, our mobile data communications business has a relatively limited operating history compared to our other business segments. It is subject to all of the risks inherent in the operation of a new business enterprise. In addition to the other risk factors described in this section, the risk factors applicable to our mobile data communications services business include the following:

         o Although the U.S. Army contract obligates us to provide satellite services and hardware, including mobile satellite transceivers and computers, over an eight year period as and when ordered by the U.S. Army and at the fixed prices and other terms set forth in this contract, the U.S. Army is not obligated to purchase any terminals or services under this contract and may terminate this contract. Sales under the U.S. Army contract could be subject to unpredictable funding and deployment decisions. Through July 31, 2003, we have received orders for $71.5 million under this contract.

         o Certain components that we need have purchasing lead-time of four months or longer, and the U.S. Army contract requires us to provide mobile terminals within 90 days after we receive an order.

         o Our success in commercial markets will depend on, among other things, our ability to access the best distribution channels, the development or licensing of applications which create value for the customer and our ability to attract and retain qualified personnel. Delays in delivering terminals could also adversely affect our ability to obtain and retain commercial customers.

         o In general, as we seek to grow our mobile data communications business, we anticipate that we will need to maintain a substantial inventory in order to provide terminals to our customers on a timely basis. If forecasted orders are not received, we might be left with large inventories of slow moving or unusable parts or terminals. This could result in an adverse effect on our business, results of operations and financial position.

         o We lease the satellite capacity necessary to operate our system from third party satellite networks. We currently have a long-term lease that expires on June 30, 2005 with a satellite network operator, Mobile Satellite Ventures, for satellite coverage in North America, Central America and the northern rim of South America. We have leases with other vendors for satellite coverage in other parts of the world as required by the U.S. Army contract. We cannot assure you that we will be able to obtain sufficient satellite capacity or geographical coverage from any vendor to operate our mobile data communications services system on acceptable terms or on a timely basis.

         o There are several existing competitors in the mobile data communications market that have established systems with sizable customer bases and much greater financial resources than us. The largest of these competitors is Qualcomm, Inc. Existing competitors, including terrestrial service providers, are also aggressively pricing their products and services and may continue to do so in the future. Competitors continue to offer new value added products and services, which we may be unable to match on a timely or cost effective basis. Increased competition may impact margins throughout the industry. We anticipate that new competitors will enter the mobile data communications market in the future. This could impact our entry into the commercial market in a significant way.

         o All satellite communications are subject to the risk that a satellite or ground station failure or a natural disaster may interrupt service. Interruptions in service could have a material adverse impact on our business, results of operations and financial condition. At present, one of our satellite providers is operating without a full in-orbit back-up capability in the event of a failure of one of its two satellites in operation. Should we be obliged to restore service on another system in the event of a satellite failure, our costs would increase and could have an adverse effect on our business, results of operation, liquidity and financial position.

OUR BACKLOG IS SUBJECT TO CUSTOMER CANCELLATION OR MODIFICATION.

         We currently have a backlog of orders, mostly under contracts that the customer may modify or terminate. We cannot assure you that our backlog will result in net sales.

OUR DEPENDENCE ON COMPONENT AVAILABILITY, SUBCONTRACTOR AVAILABILITY AND PERFORMANCE AND KEY SUPPLIERS MAY ADVERSELY AFFECT US.

         We do not generally maintain a substantial inventory of components and subsystems. We obtain certain components and subsystems from a single source or a limited number of sources, but believe that most components and subsystems are available from alternative suppliers and subcontractors. A significant interruption in the delivery of such items, however, could have a material adverse impact on our business, results of operations and financial condition.

OUR FIXED PRICE CONTRACTS SUBJECT US TO RISK.

         Almost all of our products and services are sold under fixed price contracts. This means that we bear the risk of unanticipated technological, manufacturing, supply or other problems, price increases or increases in the cost of performance.

ADVERSE REGULATORY CHANGES COULD IMPAIR OUR ABILITY TO SELL PRODUCTS.

         Our products are incorporated into wireless communications systems that must comply with various government regulations, including those of the Federal Communications Commission ("FCC"). Regulatory changes, including changes in the allocation and availability of frequency spectrum, and in the military standards and specifications that define the current satellite networking environment, could materially harm our business by (1) restricting development efforts by us and our customers, (2) making our current products less attractive or obsolete, or (3) increasing the opportunity for additional competition.

         Changes in, or our failure to comply with, applicable regulations could materially harm our business. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards and reassign bandwidth for these products and services. The reduced number of available frequencies for other products and services and the time delays inherent in the government approval process of new products and services have caused and may continue to cause our customers to cancel, postpone or reschedule their installation of communications systems including their satellite, over-the-horizon microwave, or terrestrial line-of-sight microwave communication systems. This, in turn, could have a material adverse effect on our sales of products to our customers.

WE FACE RISKS FROM THE UNCERTAINTY OF PREVAILING ECONOMIC AND POLITICAL CONDITIONS.

         Current global political and economic conditions are uncertain. As a result, it is difficult to estimate the level of expansion, if any, for the global or U.S. economies generally or the markets in which we participate. Because our budgeting and forecasting process relies on estimates of growth in the markets we serve, the current economic environment renders estimates of future income and expenses even more difficult than usual to formulate. The future direction of the domestic and global economies and political environment could have a material adverse impact on our business, results of operations and financial condition.

ACQUISITIONS AND STRATEGIC INVESTMENTS MAY DIVERT OUR RESOURCES AND MANAGEMENT ATTENTION; RESULTS MAY FALL SHORT OF EXPECTATIONS.

         We intend to continue pursuing selected acquisitions of and investments in businesses, technologies and product lines as a key component of our growth strategy. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses or in process research and development charges related to intangible assets. Acquisitions involve numerous risks, including:

         o difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

         o    diversion of management's attention from other business concerns;
              and
         o potential loss of key employees or customers of any acquired business.

THE LOSS OF KEY TECHNICAL OR MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

         Our success depends on the continued contributions of key technical management personnel, including the key corporate and operating unit management at each of our subsidiaries. Many of our key personnel, particularly the key engineers of our subsidiaries, would be difficult to replace, and are not subject to employment or noncompetition agreements. Our growth and future success will depend in large part upon our ability to attract and retain highly qualified engineering, sales and marketing personnel. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. Although we believe that we have been successful to date in recruiting and keeping key personnel, we may not be successful in attracting and retaining the personnel we will need to continue to grow and operate profitably. Also, the management skills that have been appropriate for us in the past may not continue to be appropriate if we continue to grow and diversify.

OUR MARKETS ARE HIGHLY COMPETITIVE.

         The markets for our products are highly competitive. We cannot assure you that we will be able to successfully compete or that our competitors will not develop new technologies and products that are more commercially effective than our own. We expect the Department of Defense's increased use of commercial off-the-shelf products and components in military equipment will encourage new competitors to enter the market. Also, although the implementation of advanced telecommunications services is in its early stages in many developing countries, we believe competition may intensify as businesses and foreign governments realize the market potential of telecommunications services. Many of our competitors have financial, technical, marketing, sales and distribution resources greater than ours.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED; WE ARE SUBJECT TO THE RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT.

         Our businesses rely in large part upon our proprietary scientific and engineering "know-how" and production techniques. Historically, patents have not been an important part of our protection of our intellectual property rights. We rely upon the laws of unfair competition, restrictions in licensing agreements and confidentiality agreements to protect our intellectual property. We limit access to and distribution of our proprietary information. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel to market our existing products and to develop new products. The departure of any of our key management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse impact on our business, results of operations and financial condition.

         Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

         We believe that we own or have licensed all intellectual property rights necessary for the operation of our businesses as currently contemplated. If the technology we use is found to infringe on protected technology, we could be required to change our business practices, license the protected technology, and/or pay damages or other compensation to the infringed party. If we are unable to license protected technology used in our business or if we were required to change our business practices, we could be prohibited from making and selling our products or providing certain telecommunications services.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL REGULATION.

         We are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products, particularly in the fabrication of fiberglass antennas by our Comtech Antenna Systems, Inc. subsidiary. We believe that we are currently in compliance, in all material respects, with such regulations and that we have obtained all necessary environmental permits to conduct our business. Nevertheless, the failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our manufacturing processes or cessation of operations that could have a material adverse impact on our business, results of operations and financial condition.

RECENTLY ENACTED AND PROPOSED CHANGES IN SECURITIES LAWS AND REGULATIONS ARE LIKELY TO INCREASE OUR COSTS.

         The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. The Act also requires the Securities and Exchange Commission to promulgate new rules on a variety of subjects. In addition to final rules and rule proposals already made, the Nasdaq National Market has proposed revisions to its requirements for companies, such as us, that are listed on the Nasdaq National Market. We expect these developments to increase our legal and financial compliance costs. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we could incur as a result.

TERRORIST ATTACKS AND THREATS, AND GOVERNMENT RESPONSES THERETO, AND THREATS OF WAR ELSEWHERE MAY NEGATIVELY IMPACT ALL ASPECTS OF OUR OPERATIONS, REVENUES, COSTS AND STOCK PRICE.

         The terrorist attacks in the United States and against United States' interests overseas, the U.S. government's response thereto, and threats of war may negatively affect our business, financial condition and results of operations. Any escalation in these events or similar or future events may disrupt our operations or those of our customers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and could continue to have an adverse impact on the U.S. and world economy in general.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS VOLATILE.

         The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future as well. Factors that may have a significant impact on the market price of our stock include:

         o    future announcements concerning us or our competitors;
         o receipt or non-receipt of substantial orders for products and services;
         o    results of technological innovations;
         o    new commercial products;
         o    changes in recommendations of securities analysts;
         o    government regulations;
         o    proprietary rights or product or patent litigation;
         o changes in economic conditions generally, particularly in the telecommunications sector;
         o changes in market conditions generally, particularly in the market for small cap stocks; and
         o    limited public float.

         Shortfalls in our sales or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

WE HAVE NEVER DECLARED OR PAID CASH DIVIDENDS.

         We have never declared or paid a cash dividend and do not intend to declare any cash dividends on our common stock in the foreseeable future.

PROVISIONS IN OUR CORPORATE DOCUMENTS, STOCKHOLDER RIGHTS PLAN, AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF COMTECH.

         We have taken a number of actions that could have the effect of discouraging, delaying or preventing a merger or acquisition involving Comtech that our stockholders may consider favorable. For example, we have adopted a stockholder rights plan that could cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could prevent us from being acquired. In addition, our certificate of incorporation grants the board of directors the authority to fix the rights, preferences and privileges of and issue up to 2,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance of any class or series of our preferred stock could have rights which would adversely affect the voting power of the common stock or which could delay, defer, or prevent a change in control of Comtech. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this statute provides that except in certain limited circumstances a corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the Delaware General Corporation Law, an "interested stockholder" is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation's voting stock. This provision could have the effect of delaying or preventing a change in control of Comtech.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements" including statements concerning the future of our industry, product development, business strategy, continued acceptance of our products, market growth, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         All of the 123,172 shares offered hereby were acquired from us by the selling stockholders upon their exercise of warrants for the purchase of our shares of common stock. The warrants that were exercised were issued in connection with our acquisition of Mobile Datacom Corporation in September, 1998, and were issued with an exercise price of $4.38 per share. Under the warrants, we agreed to file a registration statement registering the resale of shares of our common stock by the selling stockholders and to keep such registration statement effective for such period of time needed to complete the offer and sale of the common stock being offered under this prospectus.

         The initial holders, or their pledgees, donees, distributes, transferees or other successors-in-interest (including, for example, partners in a partnership receiving a distribution of the shares), who are collectively referred to in this prospectus as the selling stockholders, may from time to time offer and sell any and all of the shares of common stock offered under this prospectus. This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

         The following table sets forth, for each selling stockholder, the amount of Comtech common stock owned, the number of shares of common stock offered hereby and the number of shares of common stock to be held and the percentage of outstanding common stock to be owned after completion of this offering (assuming the sale of all shares offered under this prospectus). In addition, the table indicates any position, office or other relationship material to Comtech or any of its affiliates which any selling stockholder has held within the past three years.

                                                                                                           POSITION,
                                                                                           PERCENT OF      OFFICE OR
                                                           NUMBER OF        NUMBER OF      OWNERSHIP        OTHER
                                          NUMBER OF     SHARES OFFERED     SHARES OWNED      AFTER         MATERIAL
           NAME                         SHARES OWNED        HEREBY       AFTER OFFERING     OFFERING      RELATIONSHIP
           ----                         ------------    --------------   --------------    ---------      ------------

Odyssey Financial                          10,539         10,539                 --            --              --

MCI WORLDCOM Network Services, Inc.        25,411         25,411                 --            --              --
(MCI Telecommunications, Inc.)

SG Partners LP                             59,975          8,275             51,700             *              --

Yale University                            30,547         30,547                 --            --              --

Susan Goldstein                             6,250          6,250                 --            --              --

Joel Alper                                 31,438         31,438                 --            --         Subsidiary
                                                                                                             Officer
Brent Taylor                               66,661          3,861             62,800             *         Subsidiary
                                                                                                             Officer
Steve Line                                    784            784                 --            --             --

Leslie Snively                             53,829          1,829             52,000             *         Subsidiary
                                                                                                             Officer
Dan Veeneman                               37,979            479             37,500             *         Subsidiary
                                                                                                             Officer
Donna Whitt                                 3,759          3,759                 --            --              --

----------------
* Less than 1%.


                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o    privately negotiated transactions;

         o    short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o    a combination of any such methods of sale; and

         o    any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our shares of common stock and may sell or deliver shares in connection with these trades.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Richard L. Goldberg, a director of Comtech, is also a partner in Proskauer Rose LLP.

                                     EXPERTS

         The consolidated financial statements and schedule of Comtech Telecommunications Corp. and subsidiaries as of July 31, 2003 and 2002, and for each of the years in the three-year period ended July 31, 2003, have been incorporated by reference in Comtech's Annual Report on Form 10-K for the year ended July 31, 2003 in reliance upon the report of KPMG LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You can also obtain copies of these materials from the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission (http://www.sec.gov).

         We have filed a registration statement on Form S-3 and related exhibits with the Securities and Exchange Commission under the Securities Act. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         o our Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on September 23, 2003;

         o    our Definitive Proxy Statement dated November 3, 2003;

         o our registration of our common stock pursuant to Section 12(g) of the Exchange Act on Form 8-A filed on November 22, 1974, as amended by our Current Report on Form 8-K dated December 11, 2000; and

         o all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the offering of the common stock offered hereby is completed.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                      Comtech Telecommunications Corp.
                      105 Baylis Road
                      Melville, New York 11747
                      Telephone: (631) 777-8900
                      Attention: Ms. Gail Segui

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                   COMTECH TELECOMMUNICATIONS CORP. (GRAPHICS)


                                     123,172


                                  COMMON STOCK




                                  -------------
                                   PROSPECTUS
                                  -------------













                                November 19, 2003


===============================================================================